# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NIP Group Inc., CIK 0001966233
CUSIP: 654503101
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Rosenlundsgatan 31, 11 863, Stockholm, Sweden, Stockholm, Sweden (V7), 11 863
Date of event which requires filing of this statement: 11/03/2025
Amends the filing with accession number 0001641172-25-027150
Filed by CIK 0002085538
Persons authorized to receive notices and communications: Kee Wee Kiang, Kenneth, 9 Sundridge Park Road, Braddell Heights Estate, Singapore, Singapore, Singapore (U0), 358140, 65 96925815

## Reporting persons
- Apex Cyber Capital Limited (CIK 0002085538): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 61,587,787; shared voting power 0; sole dispositive power 61,587,787; shared dispositive power 0; aggregate amount beneficially owned 61,587,787 (31.2% of the class)
  Comment: 1. Note to Row 1: Mr. Kee Wee Kiang, Kenneth, Ms. FANG Wenwen and Ms. SHEN Yue Lei each indirectly holds one-third of the shares of the Reporting Person.
  
  2. Each of Row 7, 9, and 11 represents 61,587,787 Class A Ordinary Shares held by Apex Cyber Capital Limited.
  
  3. Note to Row 13: The percentage of class of securities beneficially owned by the Reporting Person is calculated based on a total of 197,363,156 Class A Ordinary Shares issued and outstanding (consisting of (i) 78,729,929 Class A Ordinary Shares issued and outstanding as of June 27, 2025, as reported in Exhibit 99.2 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 1, 2025; minus (ii) ,920,212 Class A Ordinary Shares surrendered and cancelled as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 8, 2025; plus (iii) 119,553,439 Class A Ordinary shares issued to the Reporting Person and certain other persons as the consideration of the Transaction (as defined herein below) on September 5 , 2025, as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on September 9, 2025). The voting power of the shares beneficially owned by the Reporting Person represents 6.4% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of (i) a total of 197,363,156 Class A Ordinary Shares issued and outstanding, (ii) 24,641,937 Class B1 Ordinary Shares issued and outstanding as of June 27, 2025, as reported in Exhibit 99.2 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 1, 2025, and (iii) 13,362,381 Class B2 Ordinary Shares issued and outstanding as of June 27, 2025, as reported in Exhibit 99.2 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 1, 2025. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, each Class B1 ordinary share is entitled to 20 votes, and each Class B2 ordinary share is entitled to 20 votes, voting together as one class.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: NIP Group Inc.
Address of issuer's principal executive offices: Rosenlundsgatan 31, 11 863, Stockholm, Sweden, Stockholm, Sweden (V7), 11 863

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 27, 2025, the Issuer, the Reporting Person and Fortune Peak Limited ("Fortune Peak") entered into a definitive asset-purchase agreement (the "First Tranche Agreement"), which contemplates the acquisition by the Issuer of on-rack crypto mining machines with an aggregate hash rate of 3.11 EH/s through issuance of Class A Ordinary Shares of the Issuer.

On September 5, 2025, the Issuer, the Reporting Person, Fortune Peak and Prosperity Oak Holdings Limited ("Prosperity Oak") entered into an amendment to the First Tranche Agreement (the "Amendment"), under which, among other things, Fortune Peak assigned all of its rights, benefits and obligations under the First Tranche Agreement to complete the transaction contemplated under the Agreement (the "Transaction") to Prosperity Oak.

Pursuant to the First Tranche Agreement as amended by the Amendment, upon the closing of the Transaction, 61,587,787 Class A Ordinary Shares of the Issuer has been issued to the Reporting Person. As a closing condition to the Transaction, upon the closing of the Transaction, the Reporting Person, the Issuer and certain other parties also entered into an investor rights agreement (the "Investor Rights Agreement"), according to which the Reporting Person is entitled to customary registration rights and the right to each appoint one director of the Issuer, subject to certain restrictions. As of the closing of the Transaction on September 5, 2025, the Reporting Person has appointed Kee Wee Kiang Kenneth to the board of the Issuer.

On November 3, 2025, the Issuer, the Reporting Person, Prosperity Oak and certain other party (the "Second Tranche Selling Parties") entered into an asset-purchase agreement. Under the agreement, subject to certain closing conditions, the Issuer will acquire mining infrastructure and computational capacity with a combined hash rate of approximately 8.19 EH/s and will issue an aggregate of up to 314,515,762 Class A ordinary shares as consideration to the Second Tranche Selling Parties and/or the sellers that they procure.

The information set forth in Item 6 is hereby incorporated by reference in its entirety.

Other than as set forth in this Schedule 13D, the Reporting Person has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 On-rack Sales and Purchase Agreement between NIP Group Inc. and Persons Listed in Section 1.1 of Appendix A, dated November 3, 2025 (incorporated herein by reference to Exhibit 99.2 to report of foreign private issuer on Form 6-K (File No. 001-42160), filed with Securities and Exchange Commission on November 3, 2025)

## Signatures
- Apex Cyber Capital Limited: /s/ Kee Wee Kiang, Kenneth, Kee Wee Kiang, Kenneth/Director (11/05/2025)